UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 30)
STATS ChipPAC Ltd.

(Name of Subject Company (issuer))
Singapore Technologies Semiconductors Pte Ltd
a wholly-owned subsidiary of
Temasek Holdings (Private) Limited

(Names of Filing Persons (Offerors))
Ordinary Shares, including Ordinary Shares represented by
American Depositary Shares (each representing ten Ordinary Shares)

(Title of Class of Securities)
CUSIP No. 85227G102

(CUSIP Number of Class of Securities)
Lena Chia, Managing Director
Legal & Regulations
Temasek Holdings (Private) Limited
60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
238891
Singapore
Telephone: (65) 6890-7188

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
COPY TO:
David W. Hirsch
Cleary Gottlieb Steen & Hamilton LLP
One Garden Road
Bank of China Tower
Hong Kong
Telephone: (852) 2532-3731
Calculation of Filing Fee

Transaction valuation* $1,494,980,186.70	Amount of filing fee** $45,895.89
*Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding ordinary shares of STATS ChipPAC Ltd., a company organized under the laws of Singapore, other than the shares owned by the Offerors, at a purchase price of S$1.75 per share, net to the seller in cash. As of March 9, 2007, there were 2,016,277,910 ordinary shares outstanding, of which 712,228,050 shares are owned by the Offerors. As a result, this calculation assumes the purchase of 1,304,049,860 shares. The transaction valuation of S$2,282,087,255.00 has been translated at US$1.00=S$1.5265, the Bloomberg composite U.S. dollar to Singapore dollar exchange rate at the close of the New York market on March 12, 2007.
**The amount of filing fee, calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of the transaction value, or $45,895.89.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$45,895.89
Form or Registration No.:	Schedule TO-T
Filing Party:	Singapore Technologies Semiconductors Pte Ltd
Date Filed:	March 16, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

X	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

X	going-private transaction subject to Rule 13e-3.

X	amendment to Schedule 13D under Rule 13d-2.

SEC2559 (6-05)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Check the following box if the filing is a final amendment reporting the results of the tender offer: X

SIGNATURES
EXHIBIT INDEX
EX-99.(A)(1)(LVIII) Final Close of Offer Announcement, dated May 18, 2007
EX-99.(A)(1)(LIX) Press Release, dated May 18, 2007

CUSIP No.	85227G102

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Singapore Technologies Semiconductors Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC and AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,838,819,759

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,838,819,759

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,838,819,759

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	84.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	85227G102

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Temasek Holdings (Private) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,838,819,759

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,838,819,759

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,838,819,759

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	84.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO and HC

     This Amendment No. 30 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO”) with the Securities and Exchange Commission (“SEC”) on March 16, 2007 by Singapore Technologies Semiconductors Pte Ltd (“STSPL”), a company incorporated under the laws of Singapore and a wholly-owned subsidiary of Temasek Holdings (Private) Limited, a company incorporated under the laws of Singapore (“Temasek”), and by Temasek. This Schedule TO relates to the offer by STSPL to purchase all outstanding ordinary shares (“Ordinary Shares”) (including Ordinary Shares represented by American Depositary Shares) of STATS ChipPAC Ltd., a company organized under the laws of Singapore (the “Company”), not owned by Temasek or STSPL, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 16, 2007 (the “Offer to Purchase”), and the related Form of Acceptance and Authorisation, Form of Acceptance and Transfer and ADS Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). This Amendment also constitutes Amendment No. 15 to the Schedule 13D, originally filed with the Securities and Exchange Commission on April 23, 2007 (the “Schedule 13D”).

     At 5:30 PM Singapore time, 5:30 AM New York City time, on Friday, May 18, 2007, the Offer closed. According to the report of the receiving and tender agents for the Offer, STSPL has received valid acceptances of the Offer in respect of 945,785,049 Ordinary Shares (including Ordinary Shares represented by 36,303,474 ADSs), as well as US$134,500,000 principal amount of Convertible Subordinated Notes due 2008. No acceptances have been received in respect of the Convertible Notes due 2008. Upon the final settlement of the Offer, STSPL and its concert parties will hold a total of 83.1% of the outstanding Ordinary Shares (including Ordinary Shares and ADSs held by STSPL as at the announcement of the Offer on March 1, 2007 and Ordinary Shares acquired or agreed to be acquired by STSPL after March 1, 2007 and up to 5:30 PM Singapore time, 5:30 AM New York City time, on May 18, 2007, other than pursuant to valid acceptances of the Offer). The press release announcing the foregoing has been filed as Exhibit (a)(1)(LIX) hereto and is incorporated herein by this reference.
     In addition, this Amendment amends, restates and supplements the disclosure in the Offer to Purchase for purposes of Item 6 (“Purposes of the Transaction and Plans or Proposals”) of the Schedule TO, Item 6 (“Purposes of the Transaction and Plans or Proposals”) of the Schedule 13E-3 and Item 4 (“Purpose of the Transaction”) of the Schedule 13D as follows:
     As previously disclosed, STSPL intends to continue to review its investment in STATS ChipPAC now that the Offer is completed. STSPL currently intends to continue to seek to acquire additional Ordinary Shares, ADSs and Convertible Notes, through open market purchases, privately negotiated transactions or otherwise, upon such terms and at such prices as STSPL shall determine, which may be more or less than the price offered in the Offer, subject to applicable law and regulations. In that regard, under the Singapore Code, STSPL may acquire Ordinary Shares, ADSs or Convertible Notes; however, for the period of six months after May 18, 2007, it may not acquire Ordinary Shares, ADSs or Convertible Notes, or make a second offer for the Ordinary Shares, ADSs or Convertible Notes, at a price higher than the price paid in the Offer (S$1.75 per Ordinary Share, S$17.50 per ADS or the “see-through” prices for the Convertible Notes), except with the consent of the Singapore Securities Industry Council.
     As previously disclosed, the SGX-ST may suspend the listing of the Ordinary Shares on the SGX-ST if STSPL and other substantial shareholders (i.e., shareholders who have an interest in not less than 5% of the issued Ordinary Shares) own more than 90% of the issued Ordinary Shares. As STSPL currently owns 83.07% of the issued Ordinary Shares, and STATS ChipPAC has received notice that one other substantial shareholder has voting control over 5.02% and dispositive but non-voting authority over an additional 1.84% of the issued Ordinary Shares, further purchases of Ordinary Shares and ADSs by STSPL or any other shareholder may result in the suspension of the listing of the Ordinary Shares on the SGX-ST. Further purchases of Ordinary Shares or ADSs also may result in the delisting of the ADSs from Nasdaq and the termination of registration of the Ordinary Shares and the ADSs under the Exchange Act.
     Even if STSPL does not make any further purchases, STSPL may seek to cause STATS ChipPAC to voluntarily terminate the listing of its Ordinary Shares on the SGX-ST or the listing of its ADSs on NASDAQ, or both, or to terminate the Deposit Agreement through which the ADS program is operated, subject to compliance with applicable law and listing requirements. STSPL may also seek to cause STATS ChipPAC to terminate the registration of its Ordinary Shares and ADSs under the U.S. Securities Exchange Act of 1934 if the applicable requirements for the termination of registration are satisfied.
     This Amendment also amends the disclosure in Item 8 (“Interest in Securities of the Subject Company”) and Item 11 (“Interest in Securities of the Subject Company”) of Item 13 (“Information Required by Schedule 13E-3”) of the Schedule TO and Item 5 (“Interest in Securities of the Issuer”) of the Schedule 13D to reflect STSPL’s beneficial ownership of 1,838,819,759 Ordinary Shares (including Ordinary Shares represented by ADSs and Ordinary Shares into which the US$134,500,000 principal amount of Convertible Subordinated Notes due 2008 beneficially owned by STSPL may be converted), representing 84.2% of the issued Ordinary Shares (including in the numerator and the denominator the Ordinary Shares issuable upon a conversion of the Convertible Subordinated Notes due 2008 beneficially owned by STSPL).
     Since the filing of Amendment No. 14 to the Schedule 13D, STSPL (and through its ownership of STSPL, Temasek) has acquired beneficial ownership of the following additional Ordinary Shares:
•	As of 5:30 p.m. Singapore time, 5:30 a.m. New York City time, on May 18, 2007, STSPL had acquired beneficial ownership of an additional 35,078,737 Ordinary Shares (including Ordinary Shares represented by 72,313 ADSs) in respect of which acceptances have been tendered pursuant to the Offer.
•	On May 18, 2007, STSPL acquired beneficial ownership of an additional 35,668,000 Ordinary Shares through market purchases on the SGX-ST at a price of S$1.75 per share.
The aggregate purchase price for such additional Ordinary Shares is S$123,806,789.75.

Item 12.	Exhibits.

Exhibit (a)(1)(LVIII)	Final Close of Offer Announcement, dated May 18, 2007
Exhibit (a)(1)(LIX)	Press Release, dated May 18, 2007

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 21, 2007

SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD

By:	/s/ Lena Chia Yue Joo
Lena Chia Yue Joo
Director

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Lena Chia Yue Joo
Lena Chia Yue Joo
Managing Director Legal & Regulations

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

Exhibit (a)(1)(LVIII)	Final Close of Offer Announcement, dated May 18, 2007
Exhibit (a)(1)(LIX)	Press Release, dated May 18, 2007